Exhibit 99.1

Caledonia Mining Corporation Plc

Caledonia Files NI 43-101 Technical Reports on SEDAR+ Supporting August 28, 2026 Mineral Resource Announcements

(NYSE AMERICAN, AIM and VFEX: CMCL)

St Helier, October 13, 2026 - Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces that, further to its announcements on August 28, 2026 regarding the maiden mineral resource estimates at Motapa and the updated mineral resource estimates for Blanket Mine, it has now filed the related National Instrument 43-101 (“NI 43-101”) technical reports on SEDAR+.

The mineral resource reports are available for review under the Company’s profile on SEDAR+ at https://www.sedarplus.ca. The filing of the mineral resource reports does not result in any material changes to the scientific or technical information contained in the August 28, 2026 announcements.

The life of mine plan for Blanket Mine is in development, the finalisation of which is expected to result in an updated mineral reserve estimate before the end of this year.

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965

Camarco, Financial PR (UK) Elfie Harkell Fergus Young	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com